May 13, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:    Stephanie Sullivan
Michelle Miller

Re:     Northrim BanCorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 11, 2016
File No. 000-33501

On behalf of our client, Northrim BanCorp, Inc., an Alaska corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, reference is made to your letter dated April 29, 2016, containing certain comments regarding the above-referenced Report. As discussed with Ms. Sullivan via telephone on May 13, 2016, the Company intends to submit its response to your April 29, 2016 letter no later than May 20, 2016.

Very truly yours,

Davis Wright Tremaine LLP

/s/ Ryan J. York

Ryan J. York

cc: Latosha Frye, Northrim Bancorp
Gabe Nachand, Moss Adams